FIRST AMENDMENT TO THE BYLAWS OF VOLTA INC.

On March 26, 2022, the board of directors (the “Board”) of Volta Inc., a Delaware corporation (the “Corporation”), adopted and approved the following amendment (the

“Amendment”) to the bylaws of the Corporation, adopted as of August 26, 2021 (the “Bylaws”),

pursuant to and in accordance with the Bylaws and the terms of the Certificate of Incorporation of the Corporation dated as of August 26, 2021 (the “Certificate of Incorporation”), and the
General Corporation Law of the State of Delaware, with the Amendment effective immediately upon Scott Mercer’s resignation from the Board.

1.Amendment. Section 4.3 of the Bylaws is amended and restated to read in its entirety as follows:

4.3    Chairperson of the Board

Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe. Notwithstanding anything to the contrary in these Bylaws, as an alternative to having a single Chairperson of the Board, the Board may appoint two individuals to serve as Co-Chairpersons. If the Board elects to appoint two individuals as Co-Chairpersons, each co-Chairperson individually shall have all of the rights and powers of the Chairperson set forth in these Bylaws, in the Certificate of Incorporation, as provided by applicable law and as otherwise specified by the Board. The Corporation’s Chief Executive Officer may not serve as the Chairperson or a Co-Chairperson.

2.Form of Adoption. This Amendment has been adopted and approved by the Board in accordance with Article X of the Bylaws and Article IX of the Certificate of Incorporation.